Exhibit 99.1

NETCLASS TECHNOLOGY INC

Important Notice Regarding the Availability of Proxy Materials

for the Extraordinary General Meeting of Shareholders to be held on

November 10, 2026 at 10 a.m. Singapore Time (November 9, 2026 at 9 p.m. Eastern Time)

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

ACCESSING YOUR PROXY MATERIALS ONLINE

The following Proxy Materials are available to you to review at: https://ir.netclasstech.com/secfilings

-	Notice/Proxy Statement for the Extraordinary General Meeting of Shareholders (including all attachments thereto); and

-	The Proxy Card, and any amendments to the foregoing materials that are required to be furnished to shareholders.

PROXY STATEMENT OVERVIEW

The Extraordinary General Meeting of Shareholders of NetClass Technology Inc will be held on November 10, 2026 at 10 a.m. Singapore Time (November 9, 2026 at 9 p.m. Eastern Time), at Unit 11-03, ABI Plaza, 11 Keppel Road, Singapore.

The proposals to be voted at the meeting are listed below along with the Board of Directors' recommendations.

1.	As an ordinary resolution, to approve a share consolidation of all of the Company’s issued and unissued Class A ordinary shares of a par value of US$0.0125 each (the “Class A Ordinary Shares”) and Class B Ordinary Shares, par value US$0.0125 each (the “Class B Ordinary Shares”), at a ratio of ten (10)-for-one (1), such that every ten (10) Class A Ordinary Shares of a par value of US$0.0125 each be consolidated into one Class A ordinary share of a par value of US$0.125 each, and every ten (10) Class B Ordinary Shares of a par value of US$0.0125 each be consolidated into one class B ordinary share of a par value of US$0.125 each (the “Share Consolidation”), and the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, which shall take effect on November 20, 2026, and upon the Share Consolidation becoming effective, the authorized share capital of the Company shall be changed: FROM: US$10,000,000 divided into 800,000,000 ordinary shares of a par value of US$0.0125 each, comprising (a) 760,000,000 Class A Ordinary Shares of a par value of US$0.0125 each and (b) 40,000,000 Class B Ordinary Shares of a par value of US$0.0125 each. TO: US$10,000,000 divided into 80,000,000 ordinary shares of a par value of US$0.125 each, comprising (a) 76,000,000 Class A Ordinary Shares of a par value of US$0.125 each and (b) 4,000,000 Class B Ordinary Shares of a par value of US$0.125 each. The Company's board of directors (the “Board”) is authorized to do all other such acts and things as the Board of directors considers necessary or desirable for the purposes of the transactions contemplated by the share consolidation, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the share consolidation;

2.	By a special resolution, subject to and conditional upon approval by the shareholders of Proposal One, to adopt the fifth amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for and to the exclusion of the existing fourth amended and restated memorandum and articles of association of the Company, to reflect the Share Consolidation (the “Adoption of the Fifth Amended and Restated M&AA”); and

3.	By an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Proposal Two (the “Adjournment”).

The Board of Directors unanimously recommends a vote “FOR” Proposals 1,2, and 3.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.

To vote your shares, please follow the instructions provided with this Notice.